Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except for ratios)

	Fiscal Year Ended January 31,
	2009	2010	2011
Loss before income taxes	$(350,930)	$(31,727)	$(21,993)
Interest expense (i)	32,515	28,446	24,876
Amortization and write-off of debt issuance costs (ii)	2,070	2,158	1,857
Goodwill impairment and adjustments and impairment of other intangibles	326,677	6,828	1,433
Portion of rentals deemed to be interest (iii)	2,209	1,822	1,538

(Loss) income available for fixed charges	$12,541	$7,527	$7,711

Fixed charges:
Interest expense (i)	$32,515	$28,446	$24,876
Amortization and write-off of debt issuance costs (ii)	2,070	2,158	1,857
Portion of rentals deemed to be interest (iii)	2,209	1,822	1,538

Total fixed charges	$36,794	$32,426	$28,271

Ratio of earnings to fixed charges	0.3 x	0.2 x	0.3 x

For purposes of computing the ratio of earnings to fixed charges, earnings consist of loss before income taxes and excluding goodwill impairment and impairment of other intangibles plus fixed charges. Fixed charges consist of (i) interest expense including gains and losses on early extinguishment of debt, (ii) amortization and write-off of debt issuance costs, and (iii) that portion of rental expense we estimate to be representative of interest. Earnings would not have been sufficient to cover fixed charges by $24.3 million, $24.9 million and $20.6 million, for the fiscal years ended January 31, 2009, 2010 and 2011, respectively.